                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 10-SB


                 General Form for Registration of Securities of
                             Small Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         KBF POLLUTION MANAGEMENT, INC.
              (Exact Name of Small Business Issuer in its Charter)


            NEW YORK                                            11-2687588
 (State or other jurisdiction                                (I.R.S. Employer
incorporation or organization)                              Identification No.)

                  KBF Plaza, One Jasper St., Paterson, NJ 07522
               (Address of principal executive offices) (Zip Code)

       Registrant's Telephone Number, including area code: (973) 942-7700
        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
                        Common Stock, $.00001, par value

ITEM 1.  DESCRIPTION OF BUSINESS

Introduction
------------

         KBF Pollution Management, Inc., a New York corporation (the "Company"), was organized in 1984 under the name Kreisler Bags & Filtration, Inc., which name was changed to KBF Pollution Management, Inc. in 1986. The Company is engaged in the environmental services business as a wastewater metal recovery facility specializing in the resource recovery of hazardous and non hazardous metal bearing wastes for the sole purpose of recycling the product produced (metal(s)) back into commerce. The Company operates an in-house laboratory certified in New York and New Jersey to support the recycling process and perform research and development. The Company also provides compliance support service to its customers.

         In December 1997, the Company began relocation of its facilities from North Lindenhurst, New York to Paterson, New Jersey (See "Description of Property"). The Company is in the process of closing its New York facility in compliance with New York State Department of Environmental Conservation closure plans, which it expects to complete by July 1999. On April 15, 1998, the Company received the requisite permits to allow it to operate its waste recovery services from the New Jersey facility. Since April 15, 1998, all of the Company's waste recovery business has been located in its New Jersey facility.

         On May 6, 1997, the Company formed three corporations, Gryphon Industries, Inc., AMR, Inc., and American Metal Recovery Corp. pursuant to the laws of the State of Nevada. On May 6, 1997, the Company acquired 100% of the shares of each of these three (3) corporations. As of the date hereof, Gryphon Industries, Inc. and AMR, Inc. are inactive. The Company conducts all of the operations of its New Jersey facility through American Metals Recovery Corp., its wholly owned subsidiary.

         On June 24, 1998, the Company formed KBF-LI, Inc., pursuant to the laws of the State of New Jersey. On June 24, 1998, the Company acquired 100% of the issued and outstanding common stock of KBF-LI, Inc. All of the Company's operations of its New York facility, including closure proceedings of such facility, are conducted through KBF-LI, Inc.

Industry Background
-------------------

         Most chemical wastes generated in the United States by industrial processes have been handled on-site at the generators' facilities. Over the past 15 to 20 years, increased public awareness of the harmful effects of unregulated disposal of chemical wastes on the environment and health has led to federal, state and local regulation of chemical waste management activities. Some statutes regulating the management of chemical wastes include the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Toxic Substances Control Act ("TSCA") and the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("Superfund"), most are primarily administered by the federal Environmental Protection Agency ("EPA"). This body of laws and regulations by federal and state environmental regulatory agencies, impose stringent standards for management of chemical wastes and provide penalties for violators, as well as continuing liability by generators and others for past disposal and environmental degradation. For example, under Superfund, responsible parties may be subject to remedial costs at abandoned hazardous waste sites and, in some instances, treble damages. As a result of the increased liability exposure associated with chemical waste management activities and a corresponding decrease in the availability of insurance and significant cost increases in administering compliance and facility capital improvements, many generators of chemical wastes have found it uneconomical to maintain their own treatment and disposal facilities or to develop and maintain the technical expertise necessary to assure regulatory compliance. Accordingly, many generators have sought to have their chemical wastes managed by firms that possess both the appropriate treatment and disposal facilities, as well as the expertise and financial resources necessary to attain and maintain compliance with applicable environmental regulatory requirements. At the same time, governmental regulation has resulted in a reduction of the number of facilities available for chemical waste treatment, storage or disposal, as many facilities have been unable to meet the strict standards imposed by RCRA or other laws.

Waste Recovery Services
-----------------------

         Since 1986, the Company has operated as a wastewater metal recovery facility. The Company, through it's patented processes, is able to recover metals from metal-bearing wastewater, which metals can then be recycled.

         The wastewater is received at the facility, transported in drums and/or by tanker loads. (See "Description of Business - Waste Transport" and "Certain Transactions"). The waste is then analyzed at the Company's own laboratory facilities to determine compliance with the approved waste profile which the Company keeps on file for each customer, and to verify proper waste classification. Currently, all testing is done from the Company's New Jersey facility.

         Once testing is completed, utilizing the Patented "Selective Separation Technology," the metals are separated from the solutions. (See "Description of Business - Patents and Proprietary Information"). Once the recovery process is complete, the remaining effluent is analyzed to assure that its contents fall within allowable discharge limits. The effluent is then discharged into the sewer pursuant to an approved discharge certificate. The recovered metals are recycled back into commerce.

         Project Ensure, Certificate of Recovery. Under federal law, the prime generator of hazardous waste remains liable for the waste for as long as it continues to exist. Disposal of the waste by incineration, in a landfill or a deep injection well does not eliminate the generator's liability for cleanup costs if leakage or spillage of the waste occurs.

         Utilization of the Company's Patented "Selective Separation Technology," however, terminates the waste generator's liability. The Company's patented process removes the waste from the environment, thereby terminating the waste generator's liability and exempting the waste generator from the Superfund Generation Tax. The Company issues a certificate of recovery to the customer.

         Metal Recovery. During the Company's recovery process, the metals contained in the waste are removed from solution. The metals, which include silver, copper, nickel, lead, zinc and others, are processed into solid form and recycled back into commerce. The Company derives revenues from the sale of recovered metals.

         Laboratory Analysis: Prior to the Company's relocation to Paterson, New Jersey, all laboratory analysis was conducted in laboratories located in the Company's New York facility. On April 15, 1998, the Company received all necessary permits and certificates to allow it to commence waste recovery from its New Jersey facility. The laboratory located in the Company's New Jersey facility, like its predecessor in the New York facility is utilized to continually monitor and analyze the ongoing waste recovery operations. The Company performs an initial analysis on waste from new customers, and continually on each waste shipment received from the customer. The Company also utilizes its laboratory facility to conduct research and development. (See "Description of Business - Research and Development and Patents and Proprietary Information")

         Waste Transport: The Company uses a waste transporter, Metal Recovery Transportation Corp. ("MRTC") that is licensed in New York, Connecticut, Rhode Island, New Jersey, Massachusetts and New Hampshire. Lawrence Kreisler, President of the Company, is the president and sole shareholder of Metal Recovery Transportation Corp. The Company has an agreement with Metal Recovery Transportation Corp to handle the Company's transportation needs. The Company also utilizes other unaffiliated licensed transport companies. (See "Certain Relationships and Related Transactions.") The Company intends to acquire Metal Recovery Transportation, Corp., but as of the date hereof, no agreement has been reached. The Company can not guarantee that such an acquisition will occur.

         Contracts and Customers: The Company's waste recovery services are typically provided pursuant to nonexclusive service agreements, based on the acceptance of a potential customer's waste. The fees charged by the Company for its services are determined by several factors, including but not limited to volume, type of waste, location and method of shipment.

         The Company currently has approximately 2000 active repeating customers for its waste recovery services. For the years ended December 31, 1997 and December 31, 1996, no single customer accounted for 10% or more of the Company's total revenues.

Equipment Services
------------------

         In 1996, the Company ceased manufacturing its waste volume reduction equipment. However, the Company will continue to service any equipment previously sold to its customers. (See "Description of Business - Manufacturing & Supplies")

Governmental regulation; Permits
--------------------------------

         The waste management industry is subject to regulation by federal, state and local authorities. The Company makes a continuing effort to anticipate regulatory, political and legal developments that might affect its operations, but is not always able to do so. The Company cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect its operations.

         In particular, the regulatory process requires firms in the Company's industry to obtain and retain numerous governmental permits to conduct various aspects of their operations, any of which may be subject to revocation, modification or denial. In addition, changing governmental policies and regulations may affect the Company's ability to obtain the necessary permits on a timely basis and to retain such permits. The inability or failure of the Company to obtain and maintain all of the permits required for its operations would have a material adverse effect on the Company's business.

         Since 1986, the Company has held all the necessary permits and licenses to operate its New York facility. The New York facility will close upon approval by New York State Department of Environmental Conservation. The Company expects to receive such approval by July 1999, but can not guarantee the approval by such date.

         On April 15, 1998, the Company was issued all permits and certificates required by Federal, State and local laws and regulations to allow it to operate its New Jersey facility. The Company, through its wholly owned subsidiary, American Metal Recovery, Corp., runs all waste recovery operations out of its New Jersey facility.

Sales and Marketing:
--------------------

         The Company primarily markets its waste recovery services to generators of metal bearing hazardous and non-hazardous waste. Generators of these wastes include but are not limited to, printed circuit board manufacturers, photo offset printers, photographic developers, lithographers, photographers, microfilm users, x-ray users (dentists, doctors, hospitals, podiatrists, orthopedic surgeons, veterinarians, radiologists and industrial x-ray users), relay manufacturers, oil companies, chemical companies, battery manufacturers, anodizing operations, metal finishers, jewelry manufacturers and numerous other waste generators.

         The Company's sales and marketing efforts are performed by in-house personnel, and unaffiliated independent outside "Waste Brokers." In-house sales efforts consist of direct telephone and mail contact with potential customers whose names are received through customer referrals, or are located through review of trade journals and other industrial reference materials.

         In March of 1998, the Company signed a limited exclusive worldwide license agreement with EPS Environmental, Inc., dba Solucorp Industries ("Solucorp") for the utilization of the Company's Patented Selected Separation Technology. The terms of the agreement call for an initial license fee of $500,000 plus an additional license fee of $0.0005 per processed gallon of wastewater. The agreement also requires royalty payments of 50% of gross per gallon receipts, not to be less than $1,000,000 for the year ending December 31, 1998 and $2,000,000 for the year ending December 31, 1999. Pursuant to this agreement, all royalty payments due to the Company from Solucorp for the years ended December 31, 1998 and 1999 shall be due and payable on December 31, 1999. Minimum royalty payments for each year after 1999 shall be $2,000,000 per year. The initial agreement is for a five-year term, with automatic five-year continuous renewal.

         The Solucorp agreement is in the process of being modified removing the worldwide exclusivity and the minimum royalty payments. All royalties and fees that have accrued to date shall remain payable in full. Solucorp will continue to market the Company's Patented Selective Separation Technology and will enter into site specific arrangements with the Company and the Company's direct licensees.

Manufacturing and Supplies
--------------------------

         The Company no longer manufactures the equipment for its patented waste volume reduction system. (See "Description of Business - Patents and Proprietary Information"). However, the Company still manufactures containment trays, recirculation systems and solution transfer systems. This equipment is manufactured on an "as requested" basis. All manufacturing is conducted in the Company's New Jersey facility.

         The Company has a service department, pursuant to which the Company continues to service waste reduction systems equipment previously sold by the Company, as well as any new equipment to be sold. Existing inventory is used to supply the servicing of this equipment under contractual service agreements with customers or on an "on call" basis. (See "Description of Business -Equipment Sales & Services" and "Description of Business - Equipment Services").

Competition
-----------

         Competition in the waste treatment industry is intense and is characterized by continued change and improvement in technology. The market is fragmented and, in the opinion of the Company, no company holds a dominant position.

         The Company believes that its waste recovery process, which results in the recycling of virtually all of the metals present in the waste, is unique, and that the same or similar technology is not currently utilized by any competitor. On May 19, 1998, the United States Patent and Trademark Office issued a Patent for the "Selective Separation Technology" utilized by the Company (patent number 5,735,125). (See "Description of Business - Patents and Proprietary Information")

         The Company's competitors utilize a variety of methods for the treatment and disposal of hazardous and non-hazardous waste, including deep well injection, landfills, incineration and limited recovery of metals. The Company believes that its recovery process provides a superior alternative to these other methods. Many of the Company's competitors, however, are larger and more established and have substantially greater financial and other resources than the Company. The Company may compete for the same customers as these better financed companies.

Research and Development
------------------------

         Research and Development of the Patent Allowed "Selective Separation Technology" occurred over the years, as a daily on-going process. Only those costs directly allocated to Research and Development are represented. For the years ending December 31, 1997 and December 31, 1996, the Company did not incur any costs directly related to research and development.

Patents and Proprietary Information
-----------------------------------

         In the past, the Company had utilized unpatented proprietary know-how and techniques in its waste recovery operations. In June 1995, Lawrence Kreisler, the Company's President submitted a patent application on the current Selective Separation Technology that was initially developed by Mr. Kreisler. Pursuant to an agreement between Mr. Kreisler and the Company, the Company is able to utilize the Selective Separation Technology in its operations. On March 25, 1998, after receiving a Notice of Allowance for the patent, the Company executed a worldwide license agreement with Solucorp Industries for the utilization of the Company's patented Selective Separation Technology (See "Sales and Marketing"). On May 19, 1998, the United States Patent and Trademark Office issued a Patent for the Selective Separation Technology utilized by the Company.

         The Company is the owner of a United States patent issued in 1988 covering the design and function of its waste volume reduction system. The Company has ceased manufacturing such systems, but continues to service those systems previously sold. (See "Description of Business - Manufacturing and Supplies.")

Liability Insurance
-------------------

         The Company maintains pollution legal liability insurance in the amount of $1,000,000 per incident and $2,000,000 in total covering the premises, and vehicle liability insurance in the amount of $5,000,000. To date, the Company has not experienced any material liability claims.

Employees
---------

         The Company currently has 26 full-time employees. In addition to its three executive officers, the Company employs three chemists (laboratory personnel), a recovery manager, seven recovery employees, a service-maintenance manager, eight office personnel, and two salespeople. The Company will hire additional personnel when necessary. None of the Company's employees is represented by a union.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.
-------------------------------------------------------------------

         The following discussion should be read in conjunction with the Company's audited financial statements and notes thereto set forth elsewhere in this annual report.

         Results of operations for the year Ending
         -----------------------------------------
         December 31, 1997 as Compared to the Year Ended
         -----------------------------------------------
         December 31, 1996
         -----------------

         The Company's revenues decreased by 2% to $1,926,895 for the year ended December 31,1997. ("1997") from revenues of $1,972,895 for the year ended December 31, 1996 ("1996"). While sales appear virtually unchanged, certain significant low profit revenues, which could only be serviced at a Long Island facility, have been replaced by higher profit revenues, which will be maintained at the New Jersey facility. During 1997 this continuing focus on wastewater metal recovery has allowed the Company to increase its revenue base.

         Cost of operations decreased to 66% of revenues for 1997 compared to 68% for 1996. The Company attributes this decrease to the continued steps taken by Management to reduce costs.

         General and administrative expenses decreased by 23% to $806,027 for the year ended December 31, 1997 from $1,041,264 for the year ended December 31, 1996 due primarily to the continued efforts by Management to reduce costs.

     The Company will continue to incur expenses related to the closure of the New York facility under New York State Department of Environmental Conservation regulations, 6NYCRR Section373.

         The Company incurred a net loss of $207,635 for the year ended December 31, 1997 as compared to a net loss of $468,398 for the year ended December 31, 1996, a decrease of 56%. The 1997 loss is due primarily to the legal expenses incurred by June 1997 settlement and the low profit revenues mentioned above. Depreciation Expense was $237,368 and $193,745 for the years ended December 31, 1997 and 1996 respectively. It should be noted that the Company has relocated its facility to a more advantageous location, in Paterson, New Jersey, where business is more easily obtained and costs will be further reduced.

         Results of operations for the year Ending
         December 31, 1996 as Compared to the Year Ended
         -----------------------------------------------
         December 31, 1995
         -----------------

         The Company's revenues increased 8% to $1,972,964 for the year ended December 31, 1996. ("1996") from revenues of $1,823,390 for the year ended December 31, 1995 ("1995"). The Company attributes such increase in revenues to a number of factors. Management had refocused its emphasis on the waste water recovery "segment" for the best long-term interest of the Company. During 1996 this continuing focus on wastewater metal recovery combined with the ability to recover additional wastes, provided for under the new exemptions, has allowed the Company to increase its revenue base.

         Cost of operations decreased to 68% of revenues for 1996 compared to 69% for 1995. The Company attributes this decrease to the continued steps taken by Management to reduce costs.

         General and administrative expenses increased by 31% to $1,041,264 for the year ended December 31, 1996 from $795,812 for the year ended December 31, 1995 due primarily to legal and settlement costs related to the action brought by the Suffolk County, New York, District Attorney's office against the Company and its president, Larry Kreisler, which action was settled in June 1997 (See "Legal Proceedings"), and administrative salaries and expenses paid to the Acting Chief Executive Officer, whose term of office ended May 1997.

         The Company also continued to incur expenses related to obtaining the 6NYCRR Section373 (Federal Part b) permit. In December 1994 and January 1995, the Company further expanded their exemptions to include characteristic and listed hazardous waste. Due to these changes, in January 1995, the permit application was amended from treatment and storage to storage only. The review and approval of the revised permit application has been completed and approved by New York State Department of Environmental Conservation. The Company will be notified by the Deputy Regional Permit Administrator for Region 1 when the permit will be placed in the public commenting period. (See Governmental Regulation; Permit).

         The Company also continued to incur expenses related to obtaining the 6NYCRR Section373 (Federal Part b) permit. In December 1994 and January 1995, the Company further expanded their exemptions to include characteristic and listed hazardous waste. Due to these changes, in January 1995, the permit application was amended from treatment and storage to storage only. The review and approval of the revised permit application has been completed and approved by New York State Department of Environmental Conservation. The Company will be notified by the Deputy Regional Permit Administrator for Region 1 when the permit will be placed in the public commenting period. (See Governmental Regulation; Permit).

         The Company incurred a net loss of $468,398 for the year ended December 31, 1996 as compared to a net loss of $357,145 for the year ended December 31, 1995, an increase of 31%. The 1996 loss is due primarily to the increase in general and administrative expenses as explained above. Depreciation Expense was $193,745 and $298,194 for the years ended December 31, 1996 and 1995 respectively. It should be noted that the Company is negotiating to move its operating facility to a more advantageous location where business is more easily obtained and costs further reduced.

Liquidity and Capital Resources
-------------------------------

         The Company has funded its working capital requirements during the past five years from cash flow generated by operations, the proceeds of its initial public offering in 1987, the proceeds of subsequent public warrant exercises and private placements of Common Stock. The Company's original plant and equipment needs were funded through an SBA loan, which has been paid in full, and the Company borrows funds from a bank from time to time on a short-term or installment basis. The Company also utilizes lease/purchase arrangements to finance equipment acquisitions. All of the Company's current bank loans and lease financing obligations are guaranteed by the Company's two executive officers.

         In February 1994, Robert Misa, a director of the Company furnished $60,000 and another stockholder furnished $25,000 as collateral for an $85,000 loan to the Company from Fleet Bank. In April 1994, the stockholder who furnished the $25,000 converted his loan to shares of common stock pursuant to the 1994 private placement offering. It was agreed by the Company and Robert Misa that in July 1995, the collateral was used to pay the loan in full. In April 1996, Robert Misa received 484,000 shares of Common Stock under the terms and conditions of the agreement. During 1996, the subsidizing of the former Acting Chief Executive Officer's salary and expenses was accomplished through a $60,000 loan from certain shareholders, which is due on demand and bears an interest rate of 10% per annum.

         In October 1997, pursuant to Rule 504, the Company offered on a private placement of $1,000,000 consisting of 12,500,000 shares of common stock with accredited investors. As of December 31, 1997, $417,930 was sold and the balance of $582,070 was sold in 1998.

         To date, the Company's operations have not been adversely affected by inflation; however in the later part of 1994, the chemical manufacturing companies increased their prices due to the shortages from depleted shipments and recent flooding of the manufacturing facilities in the Mid West.

         The Company had a positive cash flow of $205,469 at December 31, 1997 and a positive cash flow of $8,149 at December 31, 1996. The positive cash flow in 1997, while operating at a loss of -$207,635 is indicative of the funds received through the 504 Offering Memorandum.

         Working capital at December 31, 1997 was $131,736 as compared to ($388,788) at December 31, 1996.

         At December 31, 1997 total long-term debt and capital lease obligations were $189,977 as compared to $228,885 at December 31, 1996. Any capital expenditures for the New Jersey facility will be financed through proceeds from the 504 Offering Memorandum and future warrants exercised.

         The Company has relocated its recovery facility to Paterson, New Jersey. Management believes that the new location will result in additional business opportunities and lower operating costs. In conjunction with this move, the Company will incur material capital expenditures and related costs. Management has raised additional capital for this occurrence through a 504 Offering Memorandum.

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------

         On December 1, 1997, the Company began the relocation of its corporate offices, laboratory and main operational facility to Paterson, New Jersey. The new lease terms, which include a purchase option, are for $1,218,600 base rent to be paid monthly over 6 years commencing December 1997. The Company occupies the entire building of 60,000 square feet of space. Currently, all of the Company's waste recovery operations are conducted from the New Jersey facility.

         The Company's New York facility is located in a leased building in North Lindenhurst, New York. The Company occupies approximately 30,000 square feet of space, of the 68,000 square foot building. The Company will be occupying the building until closure of the facility is accepted by New York State Department of Environmental Conservation. The Company expects such acceptance to occur by July 1999.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

         The following table sets forth, as of March 31, 1998, certain information concerning stock ownership by all persons known by the company to own beneficially 5% or more of the outstanding shares of the Company's Common Stock, each director, and all officers and directors of the Company as a group.

       Name and Address of                                              Amount and          Percentage
           Beneficial                                                    Nature of              of
      Holder or Identity of                                             Beneficial          Outstanding
              Group                                                      Ownership           Stock (10)
      ---------------------                                             -----------         -----------
     Kathi Kreisler                                                       17,476,953        23.16%
     One East Park Drive                                                  (1) (2)
     Paterson, NJ 07504





     Lawrence Kreisler                                                     9,474,953        13.09%
     One East Park Drive                                                  (1) (3)
     Paterson, NJ 07504

     Steven Lewen                                                          2,290,258         3.04%
     10 Cabriogt Lane                                                       (4)
     Melville, NY 11747

     Kevin Kreisler                                                          413,500         0.55%

     One East Park Drive                                                    (5)
     Paterson, NJ 07504

     Joseph J. Casuccio, Jr., CPA                                          1,548,842         2.05%
     7 North Equestrian Court                                               (6)
     Hauppauge, New York 11789

     Anthony Leteri                                                          433,000         0.57%
     18 Allenby Drive
     Northport, NY 11768

     Frederick Eisenbud                                                      409,013         0.54%
     7 Bradshaw Lane
     Fort Salonga, NY 11768

     All Officers & Directors                                             32,448,519        43.01%
     as a group Seven persons.                                              (7)

1) Mr. and Ms. Kreisler each disclaim beneficial ownership of the shares of Common Stock owned by the other.

2)     Includes 12,264,278 shares of exercisable options for Common Stock.

3)     Includes 4,664,278 shares of exercisable options for Common Stock.

4)     Includes 1,002,258 shares of exercisable options for Common Stock.

5)     Includes 400,000 shares of exercisable options for Common Stock.

6)     Includes 728,550 shares of exercisable options for Common Stock.

7) Does not include an aggregate of 40,000,000 shares of Common Stock issuable upon exercise of (i) options available for grant under the Company's Stock Option Plans and (ii) options granted to individuals other than officers, directors and principal stockholders of the Company.

8) Includes options exercisable for Common Stock, as set forth in footnotes 2,3,4,5, and 6.

9) There are currently 56,388,565 shares of Common Stock issued and outstanding as of the date hereof.

10) Assumes exercise of options denoted in numbers 2 through 6 above totaling 19,059,364, for a total outstanding of 75,447,929, utilized for this percentage computation.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

Identification of Directors.
----------------------------

                                                                                              Capacities
                                                       Period Served                      in which currently
Name                                      Age           as Director                             serving
------                                   -----         --------------                     ------------------
Lawrence Kreisler                         51           Since 1984                         Chairman
                                                                                          President

Kathi Kreisler                            47           Since 1984                         Vice President
                                                                                          Secretary, Treasurer
                                                                                          Director

Kevin Kreisler                            25           Since July 1998                    Vice President
                                                                                          Director

Robert Misa                               42           1991 to February 1998              Vice President
                                                                                          Director

Frederick Eisenbud                        52           Since January 1998                 Director

Stephen Lewen                             46           Since January 1998                 Director

Joseph J. Casuccio, Jr., CPA              46           Since January 1998                 Chief Financial Officer
                                                                                          Vice President
                                                                                          Director

Anthony Leteri                            48           Since January 1998                 Director

         Lawrence M. Kreisler, President of the Company, is a Co-founder of the Company and has been its Chairman of the Board and a Director since March 1984. Mr. Kreisler invented the technology with which the Company transacts its principal businesses (See "Patents and Proprietary Information"). He served as Vice President, Secretary and Treasurer from March 1984 through December 1994. In January 1995, Mr. Kreisler accepted the Board nomination to serve as President of the Company. From 1973 to 1984 Mr. Kreisler managed pollution treatment systems for several companies in the metal finishing industries.
Mr. Kreisler is the husband of Kathi Kreisler, Vice President, Secretary, Treasurer and a director of the Company. He is the father of Kevin Kreisler, Vice President and a director of the Company.

         Kathi Kreisler is a Co-founder of the Company and served as its President from 1984 through December 1994. She has been a Director since March 1984. In January 1995, Ms. Kreisler became Vice President, Secretary and Treasurer of the Company. From 1979 to 1984, Ms. Kreisler was a principal in Kreisler Bags (subsequently incorporated as Kreisler Bags and Filtration, Inc., which name was subsequently changed to KBF Pollution Management, Inc.).
Ms. Kreisler is the wife of Lawrence Kreisler, President and Chairman of the Board of the Company. She is the mother of Kevin Kreisler, a Vice President and a director of the Company.

         Kevin Kreisler has been Vice President since January 1998 and director since July 1998. Mr. Kreisler has continuously worked for the Company in various part and full time capacities since 1990. He has also worked as a law clerk for several law firms and clinics during his tenure at law school (September 1995 to December 1997). Mr. Kreisler is a graduate of Rutgers University College of Engineering (B.S., Civil and Environmental Engineering, 1994), Rutgers University Graduate School of Management (M.B.A., 1995), and Rutgers University School of Law (J.D., 1997). He is the son of Lawrence Kreisler, President and Chairman of the Board of the Company, and Kathi Kreisler, a Vice President, Secretary, Treasurer and a director of the Company.

         Robert Misa became a Director of the Company in January 1991 and Vice President in 1994. Mr. Misa has been the owner of Caro-Bob Plumbing
Supply, Inc. since 1974. Prior to that he owned and was engaged in various other plumbing supply businesses. Mr. Misa resigned from the Board in February 1998. He was succeeded by Kevin Kreisler.

         Frederick Eisenbud has been a director of the Company since January 1998. Since April 1998, Mr. Eisenbud has been the sole proprietor of the Law Office of Frederick Eisenbud in Hauppaugue, New York, which law office currently represents the Company in certain environmental matters. From 1990 until April 1998, Mr. Eisenbud was a partner of Cahn, Wishod & Lamb, L.L.P., a law firm specializing in environmental law and civil litigation, which firm represented the Company. In April 1998, Mr. Eisenbud resigned from that law firm. Cahn, Wishod & Lamb, L.L.P. no longer represents the Company. Since March 1998, Mr. Eisenbud has been President of Metal Recovery Marketing, L.L.P., a firm which seeks to market the Company's technology to environmental consultants (See "Certain Relationships and Related Transactions.") Mr. Eisenbud is a graduate of New York University and Hofstra Law School.

         Dr. Stephen Lewen has served as a director of the Company since February 1998. Since 1982, Dr. Lewen has been a physician, and a member of Suffolk Opthamology Associates, P.C. in Bayshore, New York. Dr. Lewen is a graduate of Cornell University, Columbia University and Chicago Medical School.

         Joseph J. Casuccio, Jr., CPA has served as a Chief Financial Officer of the Company since July 1998, and as Vice-President and director since January 1998. Since 1985, Mr. Casuccio has been a partner at Werblin, Casuccio & Moses, a public accounting firm, which provides accounting services to the Company (See "Certain Relationships and Related Transactions"). Mr. Casuccio is a graduate of Suffolk County Community College and Long Island University.

         Anthony Leteri has served as a director of the Company since January 1998. Mr. Leteri has been president of Friendly Carting/USA Recycling, a private sanitation and recycling company, since 1980. Mr. Leteri attended the City University of New York at Queensborough and the State University of New York at Stony Brook.

         The Directors of the Company are elected at the annual meeting of stockholders, and serve until the next annual meeting of stockholders. The Company's executive officers are appointed by and serve at the discretion of the Board of Directors, subject to the terms and conditions of the employment agreements described below. There are no arrangements or understandings between any of the Directors of the Company and any other person pursuant to which such person was selected as a Director of the Company.

         At the December 23, 1997 Annual Shareholders meeting the following persons were elected to the Board of Directors for the year 1998: Lawrence M. Kreisler, Kathi Kreisler, Robert W. Misa, Jr., Joseph J. Casuccio, Jr., CPA and Anthony Leteri. In January 1998, the Board of Directors approved Frederick Eisenbud to the Board and in February 1998, the Board of Directors further approved Steven Lewen to the Board. In July 1998, the Board of Directors approved Kevin Kreisler to succeed Robert Misa for the remainder of his term. Mr. Misa resigned from the Board in February 1998.

Identification of Executive Officers.

Name                                        Age                        Current Office Held
------------------------------------------------------------------------------------------
Lawrence Kreisler                           51                         Chairman, President
Kathi Kreisler                              46                         Vice President, Secretary, Treasurer
Kevin Kreisler                              25                         Vice President
Joseph J. Casuccio Jr.                      46                         Vice President, Chief Financial Officer

         Both Kathi Kreisler and Lawrence Kreisler entered into employment agreements with the Company on November 7, 1998 (collectively, the "Employment Agreements"). Pursuant to the Employment Agreements, both Ms. Kreisler and Mr. Kreisler shall serve the Company in their individual capacities for a five year period; however, the Employment Agreements shall be extended automatically each day for an additional day so the remaining term of the Employment Agreements will continue to be five (5) years at all times. Upon written notice by either party, the "evergreen" provision of the Employment Agreements will cease, and the final five- (5) year period will commence on the date of such written notice. (See "Executive Compensation Employment Arrangement"). As of the date hereof, the Company has not entered into any employment agreements with Joseph
J. Casuccio, Jr., CPA or Kevin Kreisler.

         Each person selected to become an executive officer has consented to act as such and there are no arrangements or understandings between the executive officers or any other persons pursuant to which he or she was or is to be selected as an officer.

         For a description of the backgrounds of Ms. Kreisler, Mr. Lawrence Kreisler, Mr. Kevin Kreisler and Mr. Casuccio, see Identification of Directors.

         The information in the above tables is based in part upon information furnished by the respective persons listed above, and, in part, upon records of the Company.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

         The following table provides certain summary information concerning the compensation paid or accrued by the Company during the fiscal year ended December 31, 1996 to or on behalf of the Company's President and the one other named executive officer of the Company (hereinafter referred to as the "named executive officers") for services rendered in all capacities to the Company whose total aggregate salary and bonus exceeded $100,000:

------------------------------------------------------------------------------------------------------------------------
                                                        SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------------------------------------
                                                                                          Long Term
                                                   Annual Compensation                  Compensation
                                                   -------------------
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
Name and                Year            Salary ($)      Bonus ($)       Other Annual         Awards,        All Other
Principal                                                               Compensation     Options/SARs(#)  Compensation
Position
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
Kathi    Kreisler,       1997            $3,500             -                -                -                -
Vice President
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
                         1996            $8,325             -                -                -                -
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
Lawrence                 1997           $152,503            -                                 -
Kreisler,
President
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
                         1996           $195,474
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
James Aiello             1996                                             $20,000
Acting CEO
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
                         1997                                             $24,000
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------
Kevin Kreisler           1997                                             $20,000
------------------- ---------------- ---------------- --------------- ---------------- ---------------- ----------------

         There were new stock options granted to the named executive officers. In January 1998, Kathi. Kreisler was issued 8 million options for past services rendered and unpaid salary. (See Employment Arrangements). Lawrence Kreisler was issued 400,000 options for past services rendered and unpaid salary. Certain stock options granted to the executive officers were revised and reallocated. (See "Stock Options" for further information.) No stock appreciation rights were granted or exercised during such fiscal year.

         The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 1997 with respect to the Company's named executive officers. No stock appreciation rights were exercised or outstanding during such fiscal year.


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                                          AND FISCAL YEAR-END OPTION VALUES
------------------------------- -------------- ------------- ------------------------------ --------------------------
                                                                                              Value of Unexercised in-
                                                  Value          Number of Securities           the-Money Options at
                                                 Realized       Underlying Unexercised        FY-End Market Price of
                                                  Market       Options at Fiscal Year-End       shares at FY-End ($)
                                   Shares       price at FY               (#)                   less exercise price
-------------------------------   acquired         End       ------------------------------ --------------------------
Name                             on exercise     Exercise    Exercisable    Unexercisable   Exercisable  Unexercisable
                                     (#)           less
                                                 exercise
                                                  price)
------------------------------- -------------- ------------- ------------- ---------------- ------------ -------------
Kathi Kreisler                        0             -         4,262,278                         N/A          N/A
------------------------------- -------------- ------------- ------------- ---------------- ------------ -------------
Lawrence Kreisler                     0             -         4,262,278                         N/A          N/A
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

         Since November 1994, there have been several grants of the Company's stock options. In December of 1997 the Company issued 800,000 incentive options to certain employees exercisable at $0.10 per share for a period of teh (10) years from the date of grant. On January 2, 1998, the Company issued Kathi Kreisler 8,000,000 million incentive options for past services rendered. These options are exercisable at $0.08 per share for a period of ten (10) years from the date of grant. (See "Employment Arrangements"). On January 2, 1998, the Company issued Lawrence Kreisler 400,000 incentive options for past services rendered. These options are exercisable at $0.08 per share for a period of ten
(10) years from the date of grant. (See "Employment Arrangements"). No stock appreciation rights were exercised during such fiscal year.

Employment Arrangements
-----------------------

         The Company has entered into an employment agreement with Lawrence M. Kreisler, as the Chairman of the Board and President of the Company, in November 1997 (the "Lawrence Kreisler Employment Agreement"). The Lawrence Kreisler Employment Agreement provides for a five-year term and shall be extended automatically each day for an additional day so that the remaining term of this agreement will continue to be five years at all times. Either party may by written notice, fix the term of the Lawrence Kreisler Employment Agreement at five years without additional extension and would then end on a date five years from the date of notice. Pursuant to the Lawrence Kreisler Employment Agreement, Mr. Kreisler's annual base salary shall be $165,000, with cost of living adjustments. Mr. Kreisler is entitled to receive an annual bonus equal to 6% of the Company's annual net income before taxes, reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 6% of the base weekly salary to Lawrence Kreisler's 401(k) savings plan.

         Lawrence Kreisler's employment may be terminated by the Company at any time for cause (as defined in the Lawrence Kreisler Employment Agreement) and his employment may be terminated at any time by the mutual consent of the Board of Directors and Mr. Kreisler. If Mr. Kreisler is terminated by the Company for cause, the Company is obligated to pay him all amounts due under the Lawrence Kreisler Employment Agreement, which have accrued but are unpaid as of the date of termination. The Lawrence Kreisler Employment Agreement also includes non-competition provisions which prevent Mr. Kreisler, during the term of the agreement, from participating, directly or indirectly, in the ownership, control, management or employ of any business entities other than the Company without the prior written consent of the Board of Directors.

         The Company entered into an employment agreement with Kathi Kreisler, as Vice President and Secretary Treasurer, in November 1997 (the "Kathi Kreisler Employment Agreement"), which provides for a five-year term from the date signed and shall be extended automatically each day for an additional day so that the remaining term of this agreement will continue to be five years at all times. Either party may by written notice fix the term of this Agreement at five years without additional extension and would then end on a date five years from the date of notice. Pursuant to this agreement, Ms. Kreisler shall receive an annual base salary of $80,000, with cost of living adjustments. Ms. Kreisler is entitled to receive an annual bonus equal to 4% of the Company's annual net income before taxes, reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 6% of the base weekly salary to Ms. Kreisler's 401(k) savings plan.

         Kathi Kreisler's employment may be terminated by the Company at any time for cause (as defined in the Kathi Kreisler Employment Agreement) and her employment may be terminated at any time by the mutual consent of the Board of Directors and Ms. Kreisler. If Ms. Kreisler is terminated by the Company for cause, the Company is obligated to pay her all amounts due under the Kathi Kreisler Employment Agreement, which have accrued but are unpaid as of the date of termination. The Kathi Kreisler Employment Agreement also includes non-competition provisions, which prevent Ms. Kreisler, during the term of the agreement, from participating, directly or indirectly, in the ownership, control, management or employ of any business entities other than the Company without the prior written consent of the Board of Directors.

         Kathi Kreisler voluntarily lowered the amount of her 1997 salary to $3,500 and her 1996 salary to $8,325.00. In January 1998, the Company issued Ms. Kreisler 8,000,000 stock options, each convertible to one share of common stock at $0.08 per share for a period of ten (10) years from the date of issuance for past services rendered.

         In January 1998, the Company issued 400,000 stock options to Lawrence Kreisler for past services rendered as a result of voluntarily reducing his salary. Each of these stock options is convertible into one share of common stock at $0.08 per share, for a period of ten (10) years from the date of issuance.

Stock Options.

         In October 1992, the Company issued stock options to purchase an aggregate of 690,000 shares of the Company's Common Stock at $0.l25 per share to the following individuals. The options are exercisable at any time, during the period December 31, 1992 through December 31, 1997. In December 1997, the Board of Directors voted to extend the exercisable time for another five years to December 31, 2002.

                 Name                                                  Number of Shares
---------------------------------------------------------------------------------------

             Kathi Kreisler                                                   172,500
             Larry Kreisler                                                   172,500
             Arthur Holland                                                   86,250
             Robert Misa                                                      86,250
             Joseph Casuccio                                                  86,250
             David Halperin                                                   86,250

         At the Annual Shareholders Meeting held on November 4, 1996, certain options were revised and reallocated in accordance with the following table and are immediately exercisable at $.10 per share for a period of 10 years, ending November 4, 2006.

                Name                                                   Number of Shares
---------------------------------------------------------------------------------------

             Larry Kreisler                                                   4,091,778
             Robert Misa                                                      1,259,870
             Arthur Holland                                                     526,886
             Kathi Kreisler                                                   4,091,778
             Joe Casuccio                                                       642,300

             David Halperin                                                   1,210,209
             Stephen Lewen                                                    1,002,258
             Stephen Jerome                                                   1,537,076
             Richard Moses                                                      601,845



         The Company issued options on December 20, 1997, to certain employees to purchase 800,000 shares of Common Stock for $0.10 per share over a 10-year period beginning December 20, 1997. In January 1998, an additional 200,000 options were granted to employees under the same terms as mentioned above.

         Directors, who are not employees of the Company, receive stock options pursuant to the Company's Director Plan adopted in January 1998. The Director's Plan provides for automatic grants of options to the Company's eligible non-employee directors upon their election to the Board of Directors of the Company. For the fiscal year ending December 31, 1998, 100,000 options at an exercise price of 80% of the price of the stock as selling on January 1, 1998, will be granted to each Director who has served as a director for the entire year under the Directors Plan. The options will be issued December 31, 1998. The options are exercisable for a period of 10 years, none of which have been exercised.

         In June 1996, the Company issued 83,871 common stock options, exercisable at $0.155 per share to Stephen Feldman, Esq. for services rendered. The options shall expire in January 2001.

         The Company entered into an agreement with M.H. Meyerson & Company ("Meyerson") dated June 8, 1995, whereby Meyerson would provide planning, structuring, strategic and other investment banking services to the Company.

         Under the agreement, Meyerson was to be granted warrants to purchase a total of 1,500,000 shares of common stock with an exercise price of $0.15 per share. The warrants and the underlying shares would be exercisable anytime between June 1997 and June 2000. In March 1998, the Company agreed to issue additional warrants to purchase a total of 2,500,000 shares of common stock with an exercise price of $0.25 per share in exchange for investment banking services. The warrants and underlying shares will expire by March 2003. To date no warrants have been exercised.

         In January 1998, the Company issued 125,000 options to purchase common stock exercisable at $0.25, callable at $0.01 a share one year from the date of issuance to Universal Process Equipment in exchange for equipment. These options expire in December 2003.

Stock Option Plan
-----------------

         In January 1987, the Company adopted an Incentive Stock Option Plan (the "ISO Plan") covering 50,000,000 shares of the Company's Common Stock, pursuant to which employees, including officers, of the Company are eligible to receive incentive stock options as defined under the Internal Revenue Code of 1986, as amended. Under the ISO Plan, options may be granted at not less than 80% (110% in the case of 10% shareholders) of the fair market value (100% of the closing bid price on the date of grant) of the Company's Common Stock on the date of grant. Options may not be granted more than ten years from the date of adoption of the ISO Plan. Options granted under the ISO Plan must be exercised within then (10) years from the date of grant. The optionee may not transfer any option except by will or by the laws of descent and distribution. Options granted under the ISO Plan must be exercised within three months after termination of employment for any reason other than death or disability and within one year after termination of employment due to death or disability. The Board of Directors of the Company has the power to impose additional limitations, conditions and restrictions in connection with the grant of any option. The ISO expired in November of 1992.

         In November of 1994 the Company revised and renewed the Incentive Stock Option Plan to cover Employees, Officers and Directors. The revised plan covers the same 50,000,000 shares of the Company's Common Stock as the expired plan, pursuant to which employees, including Officers and Directors of the company are eligible to receive incentive stock options as defined under the Internal Revenue Code of 1986, as amended. Under the plan, options may be issued as an incentive for services rendered. Optionees shall not be restricted as to assignment or transferability. The Board of Directors has the authority to set the price of the option at the time of the grant. Options may be exercised for a period of 10 years from the date of grant and will expire if not exercised during this period of time.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

         In 1992, the Company purchased supplies and components from Caro-Bob Plumbing Supply, Inc. (Caro-Bob"), a company owned by Robert Misa, a director of the Company, for an aggregate of approximately $37,693. In August 1992, the Company issued 300,000 shares of Common Stock to Mr. Misa in lieu of payment of $30,000 of the outstanding amount due. In April 1996, Caro-Bob Plumbing Supply received, as agreed, 480,000 shares, at $0.125 per share, in lieu of money for purchases made by the Company for supplies and components in previous years. The shares were valued at $.125 per share.

         Kathi Kreisler and Lawrence Kreisler have personally guaranteed the Company's obligations under four capital leases and three operating leases. At December 31, 1997, the Company's obligations under such leases and note aggregated $290,760 as compared to $502,265 at December 31, 1996. Under an agreement signed November 7, 1997, both Lawrence Kreisler and Kathi Kreisler are to receive one percent (1%) per annum of the average amount of the Company's indebtedness outstanding in each month to which Lawrence Kreisler and Kathi Kreisler are guarantors, or $3,000.00 per month, whichever is greater. To date, no payment on this agreement has been made.

         In February 1994, Robert Misa, a director of the Company, furnished $60,000 and another stockholder furnished $25,000 as collateral for an $85,000 loan to the Company from Fleet Bank. The loan carried interest at the prime rate, and interest was payable only for the first two years, and thereafter payments of principal and interest would be required from the Company. In consideration for furnishing the collateral, the Company would either issue Common Stock at a purchase price of $0.l25 per share upon maturity of the loan or ten-year options to purchase 30,000 shares of Common Stock at an exercise price of $.10 per share for each $10,000 of collateral furnished. In April 1994, the stockholder who furnished the $25,000 converted his loan into shares of common stock pursuant to the Company's 1993/94 private placement offering. It was agreed by the Company and Robert Misa that in July 1995, the collateral was used to pay the loan in full. In March 1996, Robert Misa received 484,000 shares of Common Stock under the terms and conditions of the agreement.

         The Company issued stock under a consulting agreement to RTP Environmental Associates for consulting work done in relationship to the 6NYCRR 373 permit and other permits required by the Company. RTP Environmental Associates received 400,000 shares of the Company's common stock, valued at $0.125 per share. In 1996, the Company issued to Steven Feldman, Esq. 83,871 stock options, which upon exercise will retire the related account payable debt. In 1996, the Company issued 86,250 options to retire certain vendor accounts payable debt of $30,000.00 to Halperin & Halperin, P.C. and $50,000.00 to Cahn Wishod & Lamb, L.L.P. Frederick Eisenbud, a director of the Company, was a partner of Cahn, Wishod & Lamb, L.L.P.

         In June of 1995, the Company signed an agreement with M.H. Meyerson & Co. to perform investment-banking services for the Company. Such services may include but are not limited to assistance in mergers, acquisitions, internal capital structuring, placement of new debt and equity issues all with the objective of accomplishing the Company's business and financial goals. In consideration of the services previously rendered and to be rendered by M.H. Meyerson, warrants to purchase a total of 1,500,000 shares of Company's Common Stock with an exercise price of $0.15 per share with demand and piggy back registration rights are to be granted. To date no warrants have been issued.

         In May 1996, a new company was formed to handle the transportation needs of KBF Pollution Management, Inc. The new company, Metal Recovery Transportation Corp. is owned solely by Lawrence Kreisler. (See "Certain Relationships and Related Transactions.") The Company plans on acquiring Metal Recovery Transportation Corporation, but as of the date hereof, no agreement has been reached. The Company can not guarantee that such an acquisition will occur in the near future, if at all. Metal Recovery Transportation Corporation was formed without any financial assistance from KBF and is not yet profitable. Metal Recovery Transportation has permits in New York, New Jersey, Connecticut, Rhode Island, Massachusetts and New Hampshire.

         In May 1997, the Company formed American Metals Recovery, Corp., Gryphon Industries, Inc., and AMR, Inc. pursuant to the laws of the State of Nevada. On May 6, 1997, the Company acquired 100% of the shares of each of these three (3) corporations. As of the date hereof, Gryphon Industries, Inc. and AMR, Inc. are inactive. The Company conducts all of the operations of its New Jersey facility through American Metals Recovery Corp.

         On June 24, 1998, the Company formed KBF-LI, Inc., pursuant to the laws of the State of New Jersey. On June 24, 1998, the Company acquired 100% of the issued and outstanding common stock of KBF-LI, Inc. Effective July 1, 1998, all of the operations of the Company's New York facility, including closure proceedings of such facility, are conducted through KBF-LI, Inc.

         In November 1997, the Company executed a License Agreement with Lawrence Kreisler, President of the Company. Mr. Kreisler granted the Company a worldwide, exclusive license to Mr. Kreisler's Patent Rights that are defined as "The Selective Separation Technology" for the purpose of resource recovery of industrial metal bearing waste." (See "Description of Business Patents and Proprietary Information"). The license applies to any improvements or related inventions. The Company may assign or sub-license the License with prior written consent which shall not be unreasonably withheld. Mr. Kreisler shall receive $10,000 for all prior use of the technology and a royalty fee based on a per gallon rate which differs according to the type and quantity of material processed. The License Agreement has a minimum 15-year term after which time changes to 5-year evergreen term. To date, no payments have been made, however payments are accruing.

         Joseph J. Casuccio, Jr., CPA, Chief Financial Officer, Vice President and a director of the Company, is a partner of the accounting firm, Werblin, Casuccio & Moses, which firm is the internal accountant for the Company. (See "Management.")

         Since March 1998, Frederick Eisenbud, a director of the Company, has been President of Metal Recovery Marketing, L.L.P., a firm which seeks to market the Company's technology to environmental consultants. The Company has entered into an agreement with Metal Recovery Marketing, L.L.P., pursuant to which Metal Recovery Marketing, L.L.P. will seek to market the Company's technology. Additionally, from April 1990 to April 1998, Mr. Eisenbud was a partner at the law firm of Cahn, Wishod & Lamb, L.L.P., which firm represented the Company. In April 1998, Mr. Eisenbud resigned from that law firm. Cahn, Wishod & Lamb, L.L.P. no longer represents the Company. The Law Firm of Frederick Eisenbud, of which Mr. Eisenbud is sole proprietor, currently represents the Company on certain environmental matters. (See "Management.")

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

Qualification: The following statements constitute brief summaries of the Company's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

Common Stock: The Company' articles of incorporation authorize it to issue up to 500,000,000 shares of Common Stock, $.00001 par value per share. All outstanding shares of Common Stock are legally issued, fully-paid and non-assessable.

Liquidation Rights: Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights: There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights: Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock in the event of a subsequent offering.

Transfer Agent: The Company's transfer agent is American Stock Transfer & Trust.

                                     PART II
                                     -------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
---------------------------------------------------------------------------
RELATED STOCKHOLDER MATTERS.
----------------------------

         The Company's Common Stock is traded in the over-the-counter market on the National Association of Securities Dealers, Inc. Electronic Bulletin Board.

         The following table sets forth, for the periods indicated, the range of high and low bid prices for the Company's Common Stock as reported by the NASDAQ Electronic Bulletin Board of the National Quotation Bureau, Incorporated.

         The bid quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The information is complied with care from sources believed to be reliable, but the Company cannot guarantee the accuracy nor does it warrantee its use for any purpose.

                                                                      High              Low
     1995
     ----
         First Quarter                                                0.09               0.05
         Second Quarter                                               0.17               0.06
         Third Quarter                                                0.4375             0.14
         Fourth Quarter                                               0.34375            0.18
     1996
     ----
         First Quarter                                                0.23               0.1875
         Second Quarter                                               0.25               0.20
         Third Quarter                                                0.375              0.23
         Fourth Quarter                                               0.375              0.19
     1997
     ----
         First Quarter                                                0.25               0.09
         Second Quarter                                               0.17               0.08
         Third Quarter                                                0.25               0.13
         Fourth Quarter                                               0.40               0.16

     Approximate number of holders
     Titles of Class                                                   of record as of March 27, 1998
-----------------------------------------------------------------------------------------------------

     Common Stock, .00001 par value                                                  2,500

         The number of holders does not give effect to beneficial ownership of shares held in the street name of stock brokerage houses or clearing agents and does not necessarily reflect the actual ownership of the shares.

Dividends.
----------

         The Company has never paid a cash dividend on its Common Stock and management has no present intention of paying dividends in the foreseeable future. The policy of the Company is to retain earnings and utilize the funds for Company operations. Future dividend policy will be determined by the Board of Directors based on the Company's earnings, financial condition, capital requirements and other existing conditions.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

         The Company is not presently involved in any material legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
-------------------------------------------------------

         Shapiro, Bress & Goldstein, L.L.P. (formerly known as Shapiro & Bress CPA's, P.C. and Shapiro, Bress & Guidice CPA's, P.C.) was formerly engaged to audit the financial statements of the Company. Effective January 10, 1997, Shapiro Bress & Goldstein, L.L.P., resigned from this position. Shapiro Bress & Goldstein, L.L.P.'s resignation is not due to any disagreements on any matter, transaction or event, with respect to accounting principals or practices, financial statements, disclosure or auditing scope or procedure, at any time during the engagement of Shapiro Bress & Goldstein, L.L.P. as auditor of the Company's financial statements. The Company's Board of Directors has approved the hiring of Irving Handel & Co., 112 Irving Place, Woodmere, New York 11598, as the Company's new auditor, effective immediately.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
-------------------------------------------------

         Commencing November 1997, the Company offered up to 12,500,000 shares of common stock at $0.08 per share. This offering was made pursuant to an exemption from registration pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended. The offering was approved and/or exempted by the required states and the appropriate Form D was filed with the Securities and Exchange Commission.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
---------------------------------------------------

Indemnification: The Company shall indemnify to the fullest extend permitted by, and in the manner permissible under the laws of the State of New York, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officers of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

         Insofar as indemnification for liabilities arising under the Act may be permitted to director, officers and controlling person of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION, AND IS THEREFOR UNENFORCEABLE.

PART F/S
--------

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report;

Balance Sheet as of December 31, 1996 (audited); December 31, 1997 (audited); June 30, 1998 (unaudited);

Statements of Income for the periods January 1, 1996 to December 31, 1996 (audited); January 1, 1997 to December 31, 1997 (audited); and January 1, 1998 to June 30, 1998 (unaudited);

Statements of Cash Flows for the periods January 1, 1996 to December 31, 1996 (audited); January 1, 1997 to December 31, 1997 (audited); and January 1, 1998 to June 30, 1998 (unaudited);

Statement of Changes in Stockholders Equity for the period January 1, 1996 to December 31, 1996 (audited); January 1, 1997 to December 31, 1997 (audited);

Notes to Financial Statements.

IRVING HANDEL P.C.                                       TEL: 516-295-9290
CERTIFIED PUBIC ACCOUNTANTS                              FAX: 516-295-9298
112 IRVING PLACE - WOODMERE, NY  11598





                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



To The Board of Directors and Stockholders of KBF Pollution Management, Inc.



         We have audited the accompanying balance sheet of KBF Pollution Management, Inc. as of December 31, 1997 and 1996, and the related statement of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a responsible basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBF Pollution Management, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     /s/ Irving Handel & Co.

     IRVING HANDEL & CO.





March 20, 1998

Woodmere, NY  11598

                  KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                  ---------------------------------------------
                                  BALANCE SHEET
                                  -------------
                                     ASSETS
                                     ------

                                                                           12/31/97           12/31/96
                                                                           --------           --------

CURRENT ASSETS:
---------------
   Cash                                                                   $  224,643         $   19,174
   Cash - Restricted                                                          27,500             27,500
   Trade Accounts Receivable (Net of
     allowance for doubtful accounts
     of $26,782 & 29,563)                                                    241,041            266,065
   Other Receivables                                                          49,572             69,912
   Inventories                                                                11,670             17,779
   Prepaid Expendable Supplies                                                14,246             18,993
   Other Prepaid Expenses                                                    193,780             12,752
                                                                          ----------         ----------
   Total Current Assets                                                      762,452            432,175

FIXED ASSETS :
--------------
     Property, Equipment & Improvements
     (Net of Accumulated Depreciation &
     Amortization of $1,670,954 & $1,467,315)                                832,851          1,027,102
     Leased Property under Capital Lease
     Obligations(Net of Accumulated
     Depreciation & Amortization of
     $378,869 & $345,140)                                                    108,030            141,758
     Non Expendable Stock, Parts & Drums                                     139,368            139,368
                                                                          ----------         ----------
     Total Fixed Assets, Net                                               1,080,249          1,308,228



OTHER ASSETS:
-------------
     Security Deposits                                                         7,662             12,406
     Patent (Net of Accumulated Amortization
     of $11,164 & $9,968)                                                      9,165             10,361
     Capitalized Permit Costs                                                 89,179             95,580
                                                                          ----------         ----------

     Total Other Assets                                                      106,006            118,347
                                                                          ----------         ----------

TOTAL ASSETS                                                              $1,948,707         $1,858,750
                                                                          ----------         ----------
                                                                          ----------         ----------







                 See accompanying notes and accountant's report.

                  KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                  ---------------------------------------------
                                  BALANCE SHEET
                                  -------------
                       LIABILITIES & STOCKHOLDERS' EQUITY
                       ----------------------------------



                                                                                12/31/97              12/31/96
                                                                                --------              --------

CURRENT LIABILITIES:
--------------------
     Accounts Payable - Trade                                              $     454,657         $     491,156
     Accrued Expenses                                                             52,354               157,270
     Taxes Withheld & Accrued                                                     11,873                13,127
     Current Portion of Long-Term
     Debt                                                                         60,000                81,637
     Current Portion of Capital Lease
     Obligations                                                                  51,832                77,773
                                                                           -------------         -------------
     Total Current Liabilities                                                   630,716               820,963

LONG-TERM LIABILITIES:
----------------------
     Capital Lease Obligations (Net of
     Short Term Portion)                                                         189,977               228,885
                                                                           -------------
     Total Long-Term Liabilities                                                 189,977               228,885

STOCKHOLDERS' EQUITY :
----------------------
     Com. Stock par value .00001 per sh.
      Authorized - 500,000,000 shares
      Issued & Outstanding
     Dec. 31, 1997 - 49,112,690                                                      491
     Dec. 31, 1996 - 43,405,546                                                                            434
     Capital in Excess of Par Value                                            4,871,362             4,344,671
     Retained Earnings (Deficit)                                              (3,743,839)           (3,536,203)
                                                                           --------------        --------------
     Total Stockholders' Equity                                                1,128,014               808,902

TOTAL LIABILITIES
& STOCKHOLDERS' EQUITY                                                     $   1,948,707         $   1,858,750
                                                                           -------------         -------------
                                                                           -------------         -------------


                 See accompanying notes and accountant's report.

                  KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                  ---------------------------------------------
                                  BALANCE SHEET
                                  -------------
                                     ASSETS
                                     ------

                                                                                06/30/98              12/31/97
                                                                                --------              --------

CURRENT ASSETS:
---------------

     Cash                                                                  $     116,444         $     224,643
     Cash - Restricted                                                            27,500                27,500
     Trade Accounts Receivable (Net of
     allowance for doubtful accounts
     of $42,561 & $29,563)                                                       383,062               241,041
     Marketable Securities - Restricted (Note 4)                                 388,759                     0
     Other Receivables                                                            74,600                49,572
     Inventories                                                                  12,721                11,640
     Prepaid Expendable Supplies                                                  14,246                14,246
     Other Prepaid Expenses                                                       39,490               193,780
                                                                           -------------         -------------

         Total Current Assets                                                  1,056,822               762,452

FIXED ASSETS:
-------------

     Property, Equipment & Improvements
         (Net of Accumulated Depreciation &
         Amortization of $1,670,954 & $1,467,315)                              1,798,474               832,851
     Leased Property under Capital Lease
         (Amortization of $388,628 & $378,869)                                    98,278               108,030
     Non Expendable Stock, Parts & Drums                                         139,367               139,368
                                                                           -------------         -------------

         Total Fixed Assets, Net                                               2,036,119             1,080,249

OTHER ASSETS:
-------------

     Security Deposits                                                             8,002                 7,662
     Other Receivables                                                           289,814                     0
     Patent (Net of Accumulated Amortization
         of $11,762 & $11,164)                                                     8,567                 9,165
     Capitalized Permit Costs                                                     89,179                89,179
                                                                           -------------         -------------

         Total Other Assets                                                      395,562               106,006
                                                                           -------------         -------------

              TOTAL ASSETS                                                 $   3,488,503         $   1,948,707
                                                                           -------------         -------------
                                                                           -------------         -------------









                 See accompanying notes to financial statements.

                  KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                  ---------------------------------------------
                                  BALANCE SHEET
                                  -------------
                       LIABILITIES & STOCKHOLDERS' EQUITY
                       ----------------------------------

                                                                                06/30/98              12/31/97
                                                                                --------              --------
CURRENT LIABILITIES:
--------------------
     Accounts Payable - Trade                                              $     719,561         $     454,657
     Accrued Expenses                                                             87,884                52,354
     Taxes Withheld & Accrued                                                      4,440                11,873
     Current Portion of Long-Term
         Debt                                                                     60,000                60,000
     Current Portion of Capital Lease
         Obligations                                                              63,361                51,832
                                                                           -------------         -------------
              Total Current Liabilities                                          935,246               630,716

LONG-TERM LIABILITIES:
----------------------

     Long - Term Lease                                                           202,519               189,977
                                                                           -------------         -------------
         Total Long - Term Liabilities                                           202,519               189,977

STOCKHOLDERS' EQUITY:
---------------------

     Com. Stock par value .00001 per share
         Authorized - 500,000,000 shares
         Issued & Outstanding
         June 30, 1998 - 56,388,565                                                  564
         Dec. 31, 1997 - 49,112,690                                                                        491
     Capital in Excess of Par Value                                             5,37,959             4,871,362
     Retained Earnings (Deficit)                                              (2,956,523)           (3,743,839)
                                                                           --------------        --------------

         Total Stockholders' Equity                                            2,956,738             1,128,014
                                                                           -------------         -------------

TOTAL LIABILITIES
         & STOCKHOLDERS' EQUITY                                            $   3,488,503         $   1,948,707
                                                                           -------------         -------------
                                                                           -------------         -------------











                 See accompanying notes to financial statements.

                  KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                  ---------------------------------------------
                               STATEMENT OF INCOME
                               -------------------



                                                                YEAR ENDED          YEAR ENDED         YEAR ENDED
                                                                 12/31/97            12/31/96           12/31/95
                                                                 --------            --------           --------



REVENUES                                                  $     1,926,895    $      1,972,964    $     1,823,390
--------

LESS: Cost of Operations                                        1,277,974           1,342,591          1,266,397
----                                                      ---------------    ----------------    ---------------

Gross Profit                                                      648,921             630,373            556,993

LESS:
-----

     General & Admin. Expenses                                    806,027           1,041,264            795,812

   Advertising                                                      7,519               7,986              6,295

   Maintenance & Repairs                                           42,246              40,770             57,127
                                                          ---------------    ----------------    ---------------

Operating Income (Loss)                                          (206,871)           (459,647)          (302,241)



OTHER INCOME (EXPENSES):
------------------------

Other Income                                                            0               4,500              6,608

Interest Income                                                     1,236               1,096                975

Interest Expense                                                   (1,656)            (11,254)           (59,745)
                                                          ---------------    ----------------    ---------------

Income (Loss) before Provision

  for Income Tax                                                 (207,291)           (465,305)          (354,403)

Less: Income Tax Provision                                            344               3,093              2,742
                                                          ---------------    ----------------    ---------------

NET INCOME (LOSS)                                         $      (207,635)   $       (468,398)   $      (357,145)
                                                          ---------------    ----------------    ---------------
                                                          ---------------    ----------------    ---------------



EARNINGS PER COMMON SHARE: (Note 11)
------------------------------------



BASIC                                                     $        (.0042)   $         (.0110)   $        (.0087)
                                                          ---------------    ----------------    ---------------
                                                          ---------------    ----------------    ---------------

DILUTED                                                   $        (.0042)   $         (.0110)   $        (.0087)
                                                          ---------------    ----------------    ---------------
                                                          ---------------    ----------------    ---------------





                 See accompanying notes and accountant's report

                  KBF POLLUTION MANAGEMENT, INC. & SUBSIDIARIES
                  ---------------------------------------------
                               STATEMENT OF INCOME
                               -------------------



                                                                                       SIX MONTHS ENDED

                                                                                     06/30/98         06/30/97
                                                                                     --------         --------

REVENUES                                                                   $        1,944,771    $     930,345
--------
LESS: Cost of Operations                                                              647,142          669,544
-----                                                                      ------------------    -------------

Gross Profit                                                                        1,297,629          260,801

LESS: General & Admin. Expenses                                                       501,074          413,027
     Advertising                                                                          242                0
                                                                           ------------------    -------------

Operating Income (Loss)                                                               796,313         (152,226)

OTHER INCOME (EXPENSES):
------------------------
Interest Income                                                                         7,336              500
Interest Expense                                                                      (14,173)         (16,012)
Income Tax Provision                                                                   (1,494)          (1,674)
                                                                           -------------------   --------------

NET INCOME (LOSS)                                                          $          787,972    $    (169,412)
-----------------                                                          ------------------    -------------
                                                                           ------------------    -------------



Number of Shares Outstanding                                                       56,388,565       43,643,565

Earnings Per Share from Operations                                         $           0.0141    $    (0.0035)
                                                                           ------------------    -------------
                                                                           ------------------    -------------

Earnings Per Share - Net Income (Loss)                                     $           0.0140    $    (0.0039)
                                                                           ------------------    -------------
                                                                           ------------------    -------------
















                 See accompanying notes to financial statements.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                 -----------------------------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------

                                                                       YEAR ENDED         YEAR ENDED          YEAR ENDED
                                                                        12/31/97           12/31/96            12/31/95
                                                                        --------           --------            --------

CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------

     Cash Received from Customers                               $      1,954,700    $     1,943,907     $     1,802,046
     Cash Paid to Suppliers & Employees                               (2,078,014)        (1,917,696)         (1,742,432)
     Interest & Dividends Received                                         1,236              1,096                 975
     Interest Paid                                                       (34,601)           (11,064)            (43,007)
     Income Taxes Paid                                                      (604)            (3,595)             (4,215)
                                                                ----------------    ---------------     ---------------

Net Cash Provided (Used) by
Operating Activities                                                    (157,283)            12,648              13,367

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------

     Cash Purchases of Equipment                                          (9,390)           (25,995)            (44,525)
     Cash Purchases of Intangible &
     Other Assets                                                              0             (2,448)            (13,062)
     Proceeds from Disposal of Other Assets                                    0             53,494                   0
                                                                ----------------    ---------------     ---------------
Net Cash Provided (Used) in Investing
Activities                                                                (9,390)            25,051             (57,587)

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------

     Proceeds from Sale of Stock &
         Warrants                                                        518,228                  0             125,500
     Underwriting Costs                                                  (59,600)           (35,315)                  0
     Proceeds from Long-Term Debt                                              0             60,000                   0
     Repayment of Long-Term Debt &
         Capital Lease Obligations                                       (86,486)           (54,235)            (82,173)
                                                                ----------------    ---------------     ---------------

Net Cash Provided (Used) by Financing
Activities                                                               372,142            (29,550)             43,327
                                                                ----------------    ----------------    ---------------

NET INCREASE (DECREASE) IN CASH                                          205,469              8,149                (893)

CASH at Beginning of Year                                                 19,174             11,025              11,918
                                                                ----------------    ---------------     ---------------

CASH at End of Year                                             $        224,643    $        19,174     $        11,025
                                                                ----------------    ---------------     ---------------
                                                                ----------------    ---------------     ---------------








                 See accompanying notes and accountant's report.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                 -----------------------------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------

                                                                         YEAR ENDED         YEAR ENDED        YEAR ENDED
                                                                          12/31/97           12/31/96          12/31/95
                                                                          --------           --------          --------

RECONCILIATION OF NET INCOME TO NET
-----------------------------------
CASH FROM OPERATING ACTIVITIES:
-------------------------------
NET INCOME (LOSS)                                                 $       (207,635)   $      (468,398)    $    (357,145)

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
     Depreciation                                                          237,368            193,745           298,194
     Amortization                                                            1,196              1,196             1,196
     Cash value of Officer's Life Ins.                                           0                442             2,682
     Accounts Payable Paid in Stock                                         22,830            178,937            50,000
     Consulting Fees Paid in Stock/Options                                  45,290                  0           (31,392)
     Bad Debts                                                              (2,781)             2,906             2,134
     Write-off of Patent                                                         0             11,207                 0
     Write-off of Permit Costs                                               6,401                  0                 0
     Proceeds from Sale of Equipment                                             0             (4,500)           (6,000)

     (Increase) Decrease in:
         Trade Accounts Receivable                                          27,805            (82,323)           31,923
         Other Receivables                                                  20,340            (69,912)
         Inventories                                                         6,109             (4,410)           22,307
         Prepaid Expenses & Deposits                                      (171,537)            16,945            27,224
         Non-Expendable Stock, Parts & Drums                                     0                  0              (146)

     Increase (Decrease) in:
         Accounts Payable                                                  (36,499)           155,737           (19,731)
         Withholding Taxes Payable                                          (1,254)              (132)             (512)
         Accrued Expenses                                                 (104,916)            81,208            (7,367)
                                                                  -----------------   ---------------     --------------

                                                                  $       (157,283)   $        12,648     $      13,367
                                                                  -----------------   ---------------     -------------
                                                                  -----------------   ---------------     -------------
SUPPLEMENTAL SCHEDULE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES:
-----------------------------------

Options & Warrants issued for the
  payment of consulting fees.                                     $        463,220    $             0     $           0
                                                                  ----------------    ---------------     -------------
                                                                  ----------------    ---------------     -------------

Common Stock and Options issued for the
  payment of accounts payable.                                    $         22,830    $       178,937     $      50,000
                                                                  ----------------    ---------------     -------------
                                                                  ----------------    ---------------     -------------

Security Deposit paid with proceeds from
  sale of equipment.                                              $              0    $         4,500     $           0
                                                                  ----------------    ---------------     -------------
                                                                  ----------------    ---------------     -------------



















                 See accompanying notes and accountant's report.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                 -----------------------------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------


                                                                                         SIX MONTHS ENDED
                                                                                     06/30/98           06/30/97
                                                                                     --------           --------

CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------

     Cash Received from Customers                                          $        1,786,971    $       990,314
     Cash Paid to Suppliers & Employees                                            (1,355,043)          (987,915)
     Interest & Dividends Received                                                      7,228                500
     Interest Paid                                                                    (14,370)           (16,012)
     Income Taxes Paid                                                                 (2,493)              (699)

Net Cash Provided (Used) by
     Operating Activities                                                             422,291            (13,812)

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------

     Cash Purchases of Equipment                                                   (1,060,698)                 0
                                                                           -------------------   ---------------
Net Cash Provided (Used) in Investing
Activities                                                                         (1,060,698)                 0


CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------

     Proceeds from Sale of Stock & Warrants                                           506,670             48,297
     Proceeds from Long-Term Dept                                                      50,000                  0
     Repayment of Long-Term Dept &
         Capital Lease Obligations                                                    (26,462)           (25,345)
                                                                           -------------------   ----------------
Net Cash Provided (Used) by Financing
     Activities                                                                       530,208             22,952
                                                                           ------------------    ---------------

NET INCREASE (DECREASE) IN CASH                                                      (108,199)             9,140

CASH at Beginning of Period                                                           224,643             19,174
                                                                           ------------------    ---------------

CASH at End of Period                                                      $          116,444    $        28,314
                                                                           ------------------    ---------------
                                                                           ------------------    ---------------

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                 -----------------------------------------------
                             STATEMENT OF CASH FLOWS
                             -----------------------




                                                                                         SIX MONTHS ENDED

                                                                                     06/30/98           06/30/97
                                                                                     --------           --------

RECONCILIATION OF NET INCOME TO NET
CASH FROM OPERATING ACTIVITIES:

NET INCOME (LOSS)                                                          $          787,872    $      (169,412)

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
     Depreciation                                                                     104,828            118,119
     Amortization                                                                         598                598
     Accounts Payable Paid in Stock                                                         0              4,893
     Bad Debts                                                                        (11,003)            (5,997)

(Increase) Decrease:
     Trade Accounts Receivable                                                       (131,018)            59,969
     Other Receivables                                                               (774,866)            39,937
     Inventories                                                                       (1,051)             2,724
     Prepaid Expenses & Deposits                                                      153,930             11,643

Increase (Decrease) In:
     Accounts Payable                                                                 264,904             12,894
     Withholding Taxes Payable                                                         (7,433)            (1,381)
     Accrued Expenses                                                                  35,530             87,799
                                                                           ------------------    ---------------

                                                                           $          422,291    $       (13,812)
                                                                           ------------------    ---------------
                                                                           ------------------    ---------------

Supplemental schedule of non-cash
Investing and financing activities:
-----------------------------------

Common Stock and Options issued for the
Payment of accounts payable.                                               $                0    $         4,893
                                                                           ------------------    ---------------
                                                                           ------------------    ---------------

Common Stock received for the
Payment of other receivables.                                              $          500,000    $             0
                                                                           ------------------    ---------------
                                                                           ------------------    ---------------

Revaluation of Common Stock received                                       $          (71,262)   $             0
                                                                           ------------------    ---------------
                                                                           ------------------    ---------------













                  See accompanying notes to financial statement

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                   -------------------------------------------
                      JANUARY 1, 1995 TO DECEMBER 31, 1997
                      ------------------------------------


                                                              Common Stock
                            Common Stock                    Purchase Warrants              Capital In     Retained
                        (Par Value $.00001)               (Stated Value $.0001)              Excess       Earnings
                               Shares             Amount          Warrants       Amount      of Par       (Deficit)         Total
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, January 1, 1995       40,619,045    $       407              0             0    $ 4,001,431    $(2,710,663)    $ 1,291,175
Common Stock issued             1,597,168             16                                     199,630                        199,646
Rounding                                                                                                                          0
NET LOSS for the Year Ended
  December 31, 1995                                                                                        (357,145)       (357,145)
                              ------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1995     42,216,213            423              0             0      4,201,061     (3,067,808)      1,133,676
Common Stock issued             1,189,333             11              0             0        178,925                        178,936
Rounding                                                                                                          3               3
Underwriting Costs                                                                           (35,315)                       (35,315)
NET LOSS for the Year Ended
  December 31, 1996                                                                                        (468,398)       (468,398)
                              ------------------------------------------------------------------------------------------------------
BALANCE, December 31, 1996     43,405,546            434              0             0      4,344,671     (3,536,203)        808,902
Common Stock issued             5,707,144             57              0                      586,291              0         586,348
Underwriting Costs                      0              0              0             0        (59,600)             0         (59,600)
Rounding                                                                                                         (1)             (1)
NET LOSS for the Year Ended
  December 31, 1997                                                                                        (207,635)       (207,635)
                              ------------------------------------------------------------------------------------------------------
BALANCE , December 31, 1997    49,112,690    $       491    $         0             0    $ 4,871,362    $(3,743,839)    $ 1,128,014
                              -----------    -----------    -----------   -----------    -----------    -----------     -----------




See accompanying notes and accountant's report.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997



NOTE 1 - BUSINESS DESCRIPTION
-----------------------------

KBF Pollution Management, Inc. (the Parent) ("KBF") was incorporated in the State of New York on March 15, 1984, with an initial authorized capitalization of 200 shares of No Par Common capital stock, which was later increased to 500,000,000 shares of .00001 Par Value Common stock. The Company is actively engaged in the environmental services business as a waste water metal recovery facility specializing in the resource recovery of hazardous and non-hazardous metal bearing wastes for the sole purpose of recycling the product produced (ionic metals) back into commerce. The Company operates an in-house industrial laboratory to support the recycling process and performance of research and development. The Company also provides waste handling equipment and compliance support service to their customers. The Company operates predominantly in the Northeast region. As of May 6, 1997 Gryphon Industries, Inc., American Metals Recovery Corp., and AMR, Inc. (the Subsidiaries) were formed pursuant to the laws of the State of Nevada. These wholly owned subsidiaries of KBF Pollution Management, Inc. were formed in conjunction with their move to New Jersey to create flexibility within the corporate organization. American Metals Recovery Corp. has been active in terms of expending capital related costs in setting up the facility in New Jersey. In addition, Metal Recovery Transportation Corp. (owned by KBF's President and Chairman, Lawrence Kreisler) entered into an agreement with KBF to handle all of KBF's transportation needs. Metal Recovery Transportation Corp. will assume the liability and provide transportation services to KBF at a rate below market price.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

REVENUE RECOGNITION
-------------------

Recovery service revenues are recognized and invoiced as such services are completed.

INVENTORIES
-----------

Inventories are valued at the lower of average cost or market, using the FIFO method.

DEPRECIATION AND AMORTIZATION
-----------------------------

Property and equipment are depreciated for financial reporting and tax purposes using the straight line method over the estimated useful lives of the assets. Leasehold improvements are removable and are amortized over their useful lives. Useful lives are estimated between 5 and 10 years. The patent is being amortized over 17 years.

USE OF ESTIMATES
----------------

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles.

These estimates and assumptions affect the reported amounts of assets and liabilities , the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

RECENT PRONOUNCEMENTS
---------------------

The Company has complied with all recent pronouncements which have effective dates preceding the dates relating to these financial statements.

SFAS No. 130, relating to reporting comprehensive income and SFAS No. 131, relating to segments of an enterprise and related information, are both effective for financial statements for years beginning after December 15, 1997.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997
Had Statements No. 130 and 131 been in effect for the year ended December 31, 1997, there would have been no change in the statements presented herein.

EARNINGS PER SHARE

In accordance with SFAS No. 128, the Company computes basic earnings (loss) per share on a daily weighted average basis, as described in Note 10. Non-diluting earnings (loss) per share are unchanged from basic, as the consideration of any and all options are dilutive.

PRIOR PERIOD STATEMENTS

The 1995 and 1996 financial statements may have been reclassified to conform with current year's classifications.

NOTE 3 -  INVENTORIES

Inventories are comprised of the following major categories:

                                                        12/31/97                  12/31/96
                                                        --------                  --------
Shipping Supplies                                    $     4,985                $    7,821
Reagents                                                   6,685                     9,958
                                                     -----------                ----------
                                                     $    11,670                $   17,779
                                                     -----------                ----------
                                                     -----------                ----------

NOTE 4 - FIXED ASSETS

Fixed assets are categorized and listed below:

                                                         BALANCE          ADDITIONS          RETIREMENTS         BALANCE
PROPERTY, EQUIPMENT & IMPROVEMENTS                    AT 12/31/96             1997               1997          AT 12/31/97
---------------------------------------------------------------------------------------------------------------------------

Facility                                           $    1,598,022      $        6,750               0        $    1,604,772
Office Equipment, Computers
     & Furnishings                                        216,731               2,638               0               219,369
Manufactured Equipment Leased Out                          72,999                   0               0                72,999
Equipment                                                 451,596                   0               0               451,596
Leasehold Improvements                                    155,069                   0               0               155,069
                                                   --------------      --------------     -----------        --------------

         SUB TOTAL                                 $    2,494,417      $        9,388     $         0        $    2,503,805
                                                                       --------------     -----------
                                                                       --------------     -----------

Less: Accumulated Depreciation
         and Amortization                              (1,467,315)                                               (1,670,954)
                                                   ---------------                                           ---------------
         NET                                       $    1,027,102                                            $      832,851
                                                   --------------                                            --------------
                                                   --------------                                            --------------

LEASED EQUIPMENT UNDER CAPITAL LEASES

Office Equipment & Furniture                              135,039                   0               0               135,039
Equipment                                                 351,860                   0               0               351,860
                                                   --------------      --------------     -----------        --------------

         SUB TOTAL                                 $      486,899      $            0     $         0        $      486,899
                                                                       --------------     -----------
                                                                       --------------     -----------

Less: Accumulated Amortization                          (345,141)                                                  (378,869)
                                                   --------------                                            ---------------

         NET                                       $      141,758                                            $      108,030
                                                   --------------      --------------     -----------        --------------
                                                   --------------      --------------     -----------        --------------

Depreciation charged to operations, which includes amortization of capital lease obligations was $237,368 and $193,745 for the years ended December 31, 1997 and 1996 respectively.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 5 - PATENT
---------------

The Company obtained a United States patent on its waste volume reduction unit and method in August, 1988. The costs incurred to obtain the patent have been capitalized and are being amortized over a 17 year life.

In June 1995, the Company's President, Lawrence Kreisler, submitted a patent application on the "Selective Separation Technology" technique currently being used. On February 3, 1998, the US Patent and Trademark Office issued a Notice of Allowance for this patent. On May 19, 1998, the US Patent and Trademark Office issued the final patent on the technology (Patent No.: 5,735,125). Under an agreement with Mr. Kreisler, the Company is utilizing the patent in its operations.

NOTE 6 -  LONG-TERM DEBT
------------------------
Long-term debt consists of the following:

                                                                            12/31/97           12/31/96
                                                                            --------           --------

Note payable to certain significant shareholders who advanced money to the Company. This obligation is due

on demand and bears an interest rate of 10% per annum.                 $      60,000      $      60,000

Note Payable in weekly installments

of $200 for 120 weeks, bearing interest at 5.63%.                                  0             21,637
                                                                       -------------      -------------

         Total Long-Term Debt                                                 60,000             81,637

         Less Current Portion                                                 60,000             81,637

         Long Term Portion                                             $           0      $           0
                                                                       -------------      -------------
                                                                       -------------      -------------



NOTE 7 - LEASES
---------------
CAPITAL LEASE OBLIGATIONS
-------------------------

The Company leases equipment with lease terms expiring through January 2002. As of February 3, 1998, the Company entered into a formal restructuring agreement with the lessor. The modified terms, beginning January 1998, call for 48 monthly payments as follows:

                                                   $6,000 each (payments 1-6)

                                                   $7,000 each (payments 7-12)

                                                   $5,910 each (payments 13-48)

Future minimum payments under capital leases with initial terms of one year or more consisted of the following at December 31, 1997:

                           1998                    $      78,000
                           1999                           70,920
                           2000                           70,920
                           2001                           70,920
                           2002                                0
                           Thereafter                          0
                                                   -------------
Total minimum lease payments                             290,760
Amounts representing interest                            (48,951)
         Present value of net minimum                    -------
         lease payments remaining                        241,809
         Less: Current portion                            51,832
                                                   -------------
         Long -Term Portion                        $     189,977
                                                   -------------
                                                   -------------

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997
On all capital leases, the equipment under lease is pledged toward the lease obligation.

OPERATING LEASES
----------------

The Company's New York facility is located in a leased building in North Lindenhurst, New York. The Company occupies approximately 30,000 square feet of space, of the 68,000 square foot building. The Company will be occupying the building until closure of the facility has been accepted by New York State Department of Environmental Conservation.

As of December 1, 1997, the Company relocated its corporate offices, laboratory and main operational facility to Paterson, New Jersey. The new lease terms, which include a purchase option, are for $1,218,600 base rent to be paid monthly over 6 years commencing December 1997. The Company occupies the entire building of 60,000 square feet of space. The lease obligations are as follows:

                                              1998  -     $     186,000
                                              1999  -           193,200
                                              2000  -           200,500
                                              2001  -           208,600
                                              2002  -           213,550
                                        Thereafter  -           201,300
                                                          -------------
                                                          $   1,203,150
                                                          -------------
                                                          -------------

Rental expense under non-cancelable operating leases is as follows:

                                              1995  -     $     114,127
                                              1996  -           174,370
                                              1997  -           143,034

NOTE 8 - STOCKHOLDERS' EQUITY
-----------------------------
INCENTIVE STOCK PLAN
--------------------

In January, 1987, the Company adopted an Incentive Stock Option Plan pursuant to which 5,000,000 shares of common stock of the Company were reserved for issuance upon exercise of options designated as "incentive stock options" under Section 422A of the Internal Revenue Code of 1954, as amended.

STOCK OPTIONS
-------------

In October, 1992, stock options were issued to officers, directors and certain advisors of the Company. The option holders in aggregate have the right to purchase 690,000 shares of stock at the exercise price of $.125 per share, no sooner than December 31, 1992, and no later than December 31, 1997. On December 4, 1997, the Board of Directors voted to extend the exercise date an additional five years.

In addition, the Company issued incentive options to Kathi Kreisler and Lawrence Kreisler for each to purchase 7,500,000 shares of Common Stock for $.125 per share over a ten year period commencing on December 31, 1992, subject to certain terms and conditions.

At the Annual Shareholders Meeting held on November 4, 1996, these 15,000,000 options were revised and reallocated as indicated on the following table and are immediately exercisable at $0.10 per share, for a period of 10 years, ending November 4, 2006.

                  Name                                    Number of Shares
                  --------------------------------------------------------
                  Larry Kreisler                              4,091,778
                  Robert Misa                                 1,259,870
                  Arthur Holland                                526,886
                  Kathi Kreisler                              4,091,778
                  Joseph Casuccio                               642,300
                  David Halperin                              1,210,209
                  Stephen Lewen                               1,002,258
                  Stephen Jerome                              1,573,076
                  Richard Moses                                 601,845

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997
Subsequent to the report date, 130,384 of the foregoing options have been exercised at a price of $0.125.

On January 2, 1998, Kathi Kreisler was issued an additional 8,000,000 options to purchase shares of common stock for $0.08 per share over a 10 year period commencing January 1998. Lawrence Kreisler was also issued 400,000 options to purchase common stock under the same terms as Mrs. Kreisler.

On December 20, 1997, the Company issued options to certain employees to purchase 800,000 shares of common stock for $0.10 per share over a 10 year period beginning December 31, 1997. In January 1998, 200,000 options were granted to employees under the same terms as mentioned above.

Directors, who are not employees of the Company, receive stock options pursuant to the Company's Directors Plan, adopted in January 1998. The Directors Plan provides for automatic grants of options to the Company's eligible non-employee directors upon their election to the Board of Directors of the Company. As of January 1998, 100,000 options at an exercise price of $0.22 per share have been granted to each director under the Directors Plan. The options are exercisable for a period of 10 years, none of which have been exercised.

In June 1996, the Company issued 83,871 common stock options, exercisable at $.155 per share to Stephen Feldman, Esquire, for services rendered. The options expire in January 2001.

The Company entered into an agreement with M.H. Meyerson & Company (Meyerson) dated June 8, 1995, whereby Meyerson would provide planning, structuring, strategic and other investment banking services to the Company. Under the agreement, Meyerson was to be granted warrants to purchase a total of 1,500,000 shares of common stock with an exercise price of $.15 per share. The warrants and the underlying shares would be exercisable anytime between June 1997 and June 2000. In March 1998, the Company agreed to issue Meyerson additional warrants for their investment banking services in relation to a licensing agreement(See Note 17 Subsequent Events). To date, no warrants have been issued under these Meyerson agreements.

In January 1998, the Company issued 125,000 options to purchase common stock exercisable at $.25, callable at $.01 a share one year from the date of issuance to one of their suppliers in exchange for equipment. These options expire in December 2003.

Stock options issued for services to non-employees are accounted for in accordance with SFAS No. 123. The Company values such options using the Black-Scholes option valuation model and expenses the value over the expected life of the option. The amount charged to the current period was $45,290.

KBF Pollution Management, Inc. follows APB Opinion No. 25 to account for stock options issued to employees (intrinsic value) in its published financial statements. In accordance with SFAS No. 123, the Company discloses the Black-Scholes value of these options and the pro forma impact of expensing such value over the vesting period of the options, in the footnotes to its financial statements.

In an effort to aid understanding of the impact of the Company's stock option plan, pro forma "look-through" income statements are provided below as an alternative presentation of accounting for stock options.

This pro forma income statement is not required by generally accepted accounting principles, but offers an additional method of considering stock options. In this presentation, the expense of employee options, based on the Black-Scholes value of the options is reflected in the income statement operating expense line items in the year that the options are granted. Shares issuable under various stock option plans are excluded from the weighted average number of shares outstanding on the assumption that their effect is non-diluting.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

Alternative Presentation Of Accounting For Stock Options:
---------------------------------------------------------

Year Ended                      12/31/97                           12/31/96                         12/31/95
----------                      --------                           --------                         --------

                        Reported        Pro forma         Reported          Pro forma       Reported          Pro forma

REVENUE             $   1,926,895    $   1,926,895   $    1,972,964    $    1,972,964   $   1,823,390    $    1,823,390
OPERATING EXPENSES:

COST OF REVENUE         1,277,974        1,818,613        1,342,591         1,450,082       1,266,397         1,288,097

MAINT & REPAIR             42,246           42,246           40,770            40,770          57,127            57,127

ADVERTISING                 7,519            7,519            7,986             7,986           6,295             6,295

GENERAL & ADMIN           806,027          806,027        1,041,264         1,041,264         795,812           795,812
                    -------------    -------------        ---------         ---------   -------------    --------------

TOTAL OPERATING EXP     2,133,766        2,674,405        2,432,611         2,540,102       2,125,631         2,147,331
                    -------------    -------------        ---------         ---------   -------------    --------------

OPERATING INCOME         (206,871)        (747,510)        (459,647)         (567,138)       (302,241)         (323,941)

INTEREST INCOME             1,236            1,236            1,096             1,096             975               975

OTHER INCOME/EXP           (1,656)          (1,656)          (6,754)           (6,754)        (53,137)          (53,137)
                    --------------   --------------  ---------------   --------------   --------------   ---------------

INCOME BEFORE TAX        (207,291)        (747,930)        (465,305)         (572,796)       (354,403)         (376,103)

TAX PROVISION                 344              344            3,093             3,093           2,742             2,742
                    -------------    -------------   --------------    --------------   -------------    --------------

NET INCOME/(LOSS) AVAIL FOR

COMMON S/H               (207,635)        (748,274)        (468,398)         (575,889)       (357,145)         (378,845)
                    -------------    -------------   --------------    --------------   -------------    --------------
                    -------------    -------------   --------------    --------------   -------------    --------------
EARNINGS PER SHARE         (.0042)         (.0042)           (.0110)          (.0110)          (.0087)          (.0087)
WEIGHTED AVERAGE

SHARES OUTSTANDING     44,993,841       44,993,841       42,681,546        42,681,546      40,922,951        40,922,951

OPTIONS GRANTED           800,000          800,000       15,083,881        15,083,881       1,500,000         1,500,000

NOTE 9 - INCOME TAXES
---------------------

The significant components of the Company's deferred tax assets and liabilities for the year ended December 31, 1997 are as follows:

Deferred Tax Assets:
Net Operating Loss Carry Forward                                                          $      3,955,865
Valuation Allowance                                                                              3,955,865
                                                                                          ----------------
Deferred Tax Assets                                                                       $              0
                                                                                          ----------------
                                                                                          ----------------

At December 31, 1997 the Company's operating loss carry forward expires as follows:

                                                               December 31, 2001          $         71,403
                                                                            2002                   491,952
                                                                            2003                   120,270
                                                                            2004                   318,761
                                                                            2005                   116,490
                                                                            2006                         0
                                                                            2007                   279,456
                                                                            2008                   705,626
                                                                            2009                   850,743
                                                                            2010                   348,301
                                                                            2011                   445,228
                                                                            2012                   207,635
                                                                                          ----------------
                                                                                          $      3,955,865
                                                                                          ----------------
                                                                                          ----------------

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 10- EARNINGS PER SHARE
---------------------------

Number of Shares
Common Stock outstanding:                                                         1997                      1996
                                                                                  ----                      ----
         Beginning of Year                                                      43,405,546               42,216,213
         End of Year                                                            49,112,690               43,405,546
         Issued during the year                                                  5,707,144                1,189,333
Common stock reserved under stock options                                       18,073,881               17,523,871
Weighted Average number of outstanding shares                                   44,993,841               42,681,546

Shares issuable under various stock options are excluded from the weighted average number of shares on the assumption that their effect is non-diluting.

NOTE 11 - SEGMENT INFORMATION
-----------------------------

The Company operates in one principal segment - a waste water recovery facility specializing in the resource recovery of hazardous and non-hazardous metal bearing wastes for the sole purpose of recycling the product produced (ionic metals) back into commerce. The Company operates an in-house industrial laboratory to support the recycling process and performance of research and development. The Company also provides waste handling equipment and compliance support service to their customers.

In the past the Company reported on three segments: waste water recovery, equipment sales and service, and laboratory analysis. The Company has ceased manufacturing and marketing new equipment and has abandoned its commercial lab operations. The Company's activities in equipment sales and service and in the laboratory analysis are to support the waste water recycling segment, and are not separate divisions or profit centers.

NOTE 12 - COMMITMENTS & CONTINGENCIES
-------------------------------------

LEGAL MATTERS
-------------

As noted in prior financial statements, the investigation by the Suffolk County District Attorney's Office, and the eventual indictment of the Company and certain employees has been settled.

On June 27, 1997, KBF entered a plea of guilty to a single misdemeanor in full satisfaction of all the charges against the Company, and was sentenced to pay a fine of $25,000. The fine has been paid in full. In addition, all charges against its president were dismissed. Thus the criminal investigation is closed, and there no longer are any charges pending against KBF or any of its officers or employees.

EMPLOYMENT CONTRACTS
--------------------

The Company has entered into five-year employment agreements with Kathi Kreisler and Lawrence Kreisler, commencing November 1997. The terms of the Lawrence Kreisler agreement call for him to receive an annual base salary of $165,000, with cost of living adjustments. He will also be entitled to an annual bonus equal to 6% of the Company's annual net income before taxes, reimbursement of business related expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 4% of the base weekly salary to L. Kreisler's 401K savings plan.

The Kathi Kreisler employment contract calls for an annual base salary of $80,000, with cost of living adjustments. K. Kreisler will be entitled to an annual bonus equal to 4% of the Company's net income before taxes, reimbursement of business expenses, use of a Company automobile and participation in any employee benefits provided to all employees of the Company. The Company shall contribute 4% of the base weekly salary to K. Kreisler's 401K savings plan.

See Note 13 for events that have a material impact on these employment contracts.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

NOTE 13 - EMPLOYMENT CONTRACT WAIVERS
-------------------------------------

Kathi Kreisler and Lawrence Kreisler have voluntarily waived certain compensation due to them under their employment contracts. In 1996 and 1997, Kathi Kreisler received $8,325 and $3,500 in compensation, respectively, waiving the balance of the compensation she was entitled to under the existing contract.

In January 1998, Kathi Kreisler was issued 8,000,000 options to purchase shares of common stock for $.08 per share over a 10 year period commencing January 1998 for unpaid wages from March 1993 through December 1997.

In January 1998, Lawrence Kreisler was issued 400,000 options to purchase common stock for past performance and unpaid salary under the same terms as Kathi Kreisler above.

NOTE 14 - CASH RESTRICTED
-------------------------

As a requirement with respect to the Company's Part 373(b) permit application, the Company had to establish an irrevocable letter of credit with a commercial bank for $27,500. The Certificate of Deposit is being held as collateral for the letter of credit, and is required to remain on deposit at the commercial bank which issued the letter of credit. The Certificate will be released when the Long Island facility has been closed and signed off by the New York State Department of Environmental Conservation.

NOTE 15 - CAPITALIZED PERMIT COSTS
----------------------------------

The Company has incurred costs as part of the application process required to obtain a Part 373(b) Permit. Prior to a 1994 change in the law, that provided an exemption on the handling of certain hazardous wastes, this permit would have among other things, enabled the Company to process a broader category of waste streams than it was then permitted to handle at the time. The exemption provided by the change in the law effectively allowed the Company to process additional hazardous waste streams without the need for the Part 373(b) Permit. The Company is still pursuing approval of this permit, primarily for the provisions in the permit that allow for increased storage of hazardous waste prior to its being treated. Management considers the storage provisions of the permit essential in attaining a greater level of sales volume. The Company is continuing to incur costs during the approval process. Since the Company is currently able to process a broader category of waste streams under the exemption, those costs attributable to that phase of the permit application have been written off against current operations. Those costs associated with the efforts to allow the Company to store the waste within its facility have been capitalized.

It should be noted, this permit is related to the Long Island location, and not transferable. While the Company is moving its facility to Paterson New Jersey, management is pursuing means to possibly recover these costs.

NOTE 16 - ACCRUED EXPENSES
--------------------------

Accrued expenses are broken down into categories as follows:

         Insurance Payable                                           $    11,535
         Utilities                                                         5,770
         Professional Fees Payable                                         8,600
         Other Accrued Expenses                                           26,449
                                                                     -----------
                                                                     $    52,354
                                                                     -----------
                                                                     -----------

NOTE 17 - SUBSEQUENT EVENTS

In March 1998, the Company signed an exclusive world-wide License Agreement with Solucorp Industries Ltd., for the utilization of the Company's patent allowed technology. The terms of the agreement call for an initial license fee of $500,000, plus an additional license fee of $.005 per

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997
processed gallon. The agreement also requires royalty payments of 50% of gross per gallon receipts, not to be less than $3 million at the end of the first two years from the signing of the contract, and $2 million by the end of each year thereafter. The initial agreement is for a five year term, with automatic five year continuous renewal.

In March 1998, the Company entered into an agreement with M.H. Meyerson & Co., whereby Meyerson is to be granted 2,500,00 warrants to purchase common stock at an exercise price of $.25 in exchange for investment banking services rendered in relation to the Solucorp Industries Ltd. transaction.

NOTE 18- RELATED PARTY TRANSACTIONS
-----------------------------------

The Company has the following related party transactions:
  1) Metal Recovery Transportation Corp. (owned by KBF's President and Chairman, Lawrence Kreisler) entered into an agreement with KBF to handle all of KBF's transportation needs. Metal Recovery Transportation Corp.
      (MRTC) will assume the liability and provide transportation services to KBF at a rate below market price. KBF paid MRTC $59,914 in 1997. As of December 31, 1997, the Company owed MRTC $8,051.
  2) Lawrence Kreisler, President and Chairman of KBF loaned the Company $53,702 during 1997. The balance owed to Mr. Kreisler at December 31, 1997 is $21,692 As of the date of this filling, no repayment has been made.
  3) Certain members of the Board of Directors and advisors to the Company loaned the Company $60,000. (See Note 6 for additional information).

NOTE 19 - RETIREMENT PLAN
-------------------------

The Company maintains a retirement plan pursuant to Section 401(k) of the Internal Revenue Code covering substantially all employees. While the Company may elect to match employee contributions, it did not do so in 1997.

NOTE 20 - CONCENTRATIONS OF CREDIT RISK
---------------------------------------

The Company maintains all its cash balances at one financial institution located in Lindenhurst, New York. The Federal Deposit Insurance Corporation insures accounts in each institution up to $100,000. Uninsured balances aggregated $139,780 at December 31, 1997.

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1998

NOTE 1 - BASIS OF PRESENTATION:
-------------------------------

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for the interim financial information and with the instructions and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the financial statements and footnotes there to included in the Company's annual report on Form 10-K for the year ended December 31, 1997.

NOTE 2 - INVENTORIES
--------------------

Inventories are comprised of the following major categories:

                                                                           6/30/98           12/31/97
                                                                           -------           --------
Shipping Supplies                                                      $       3,801      $       4,985
Reagents                                                                       8,920              6,685
                                                                       -------------      -------------
                                                                       $      12,721      $      11,670
                                                                       -------------      -------------
                                                                       -------------      -------------

NOTE 3 - LICENSE AGREEMENT
--------------------------
In March 1998, the Company signed an exclusive world-wide License Agreement with Solucorp Industries, LTD., for the utilization of the Company's patent allowed technology. The terms of the agreement call for an initial license fee of $500,000, plus an additional license fee of $.005 per processed gallon. The agreement also requires royalty payments of 50% of gross per gallon receipts, not less than $3 million at the end of the first two years from the signing of the contract and $2 million by the end of each year thereafter. The initial agreement is for a five-year term, with automatic five-year continuous renewal.

NOTE 4 - REVENUE RECOGNITION
----------------------------

The foregoing License Agreement transfers rights, for a specified period of time, for the use of the Company's patent and related processes, similar to a franchise agreement. Accordingly, the Company is recognizing income for this agreement as required by FAS-45 (Accounting for Franchise Fee Revenue). Under FAS-45, the initial fee is recognized upon the consummation of the transaction, when substantially all material services or conditions have been met. The transaction has met the above criteria, therefore the Company has recognized the initial fee of $500,000 in the current period. The related revenue is reported on the Statement of Income in the revenue from normal operations.

NOTE 5 - MARKETABLE SECURITIES (RESTRICTED)
-------------------------------------------

In conjunction with the license agreement discussed in Note 3, the Company received 190,550 shares of restricted (under Section 144) common shares of Solucorp Industries, Ltd., as payment against the $500,000 due for the initial license fee. The Company has presented these securities herein as available-for-sale securities, adjusted to market value. Market value has been determined to be the quoted market price per share at June 30, 1998, less a 25% lack of marketability discount. Because the Section 144 restriction expires on May 21, 1999, within

                 KBF POLLUTION MANAGEMENT, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 1998
twelve months of the balance sheet date, and the shares can, under certain circumstances, be sold even though restricted, the securities are presented as current assets.

NOTE 6 - OTHER RECEIVABLES
--------------------------

In conjunction with the license agreement discussed in Note 3, the Company accrued minimum royalties of $333,333, which are receivable on December 31, 1999. The receivable has been presented at its present value, as a long-term receivable.

SIGNATURES



In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   KBF POLLUTION MANAGEMENT, INC.



                                   By: Lawrence Kreisler, President



Dated:  Wednesday, August 26, 1998